Magda El Guindi-Rosenbaum

+1.202.373.6091

mer@morganlewis.com

VIA EDGAR

June 25, 2021

Rebecca Marquigny, Esq.

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, DC 20549

Re:	Aspiriant Trust (File Nos. 333-178600 and 811-22648)

Dear Ms. Marquigny:

On behalf of Aspiriant Trust (the “Trust”), this letter responds to comments you provided regarding Post-Effective Amendment No. 31 to the Trust’s registration statement on Form N-1A, which was filed on April 30, 2021 to reflect a change in investment sub-adviser for the Aspiriant Risk-Managed Equity Allocation Fund (the “Fund”). For your convenience, your comments as well as the Trust’s responses are set forth below.

1.	Comment: The staff takes the position that the fee tables and expense examples are required, material disclosures that, in the context of a filing with other material changes, should not be added in a 485(b) filing without the opportunity for staff review. Accordingly, please provide the staff with changed pages reflecting the updated fee tables and expense examples in your EDGAR correspondence. We may have further comments in response.

Response: The Trust represents that the completed fee tables and expense examples are included in the attached appendix.

2.	Comment: When the staff last reviewed this disclosure, the “risk-managed” aspect of the Fund’s principal investment strategy was sub-advised by Acadian Asset Management LLC (“AAM”) and the Item 5(a) language stated that AAM “serves as the sub-adviser for the global low volatility strategy of the Fund.” Although the Item 4 strategy description remains unchanged, the Item 5(a) language has been amended to say that AAM’s replacement “serves as the sub-adviser for the global quality growth strategy of the Fund.” If the sub-advisory strategy remains focused on “low volatility”, please substitute the original text in place of the revised language. If the new sub-adviser will not be responsible for volatility management, please revise the principal strategy disclosure accordingly and in your response explain how the shift in strategy is consistent with the phrase “risk-managed” in the Fund’s name. In this regard, we also note that the penultimate paragraph on page 2 refers to the “global quality strategy” and states that “the quality strategy would tilt a portion of the Fund’s portfolio toward stocks that have lower volatility.” The revised sub-advisory strategy description on page 6 has added the word “growth” so it now refers to the “global quality growth strategy.” Is this intentionally differentiated from the page 2 global quality strategy that would tilt toward low volatility? Please address this in your response.

Morgan, Lewis & Bockius llp 1111 Pennsylvania Avenue, NW Washington, DC 20004 United States	+1.202.739.3000 +1.202.739.3001

June 25, 2021

Response: The Trust represents that, as disclosed in the Fund’s principal investment strategy, the Fund’s investment adviser is responsible for the risk-managed aspect of the Fund’s principal investment strategy and manages it by allocating portions of the Fund’s portfolio to sub-advisers with varied strategies and by investing a portion of the Fund’s portfolio in other investment companies based on its assessment of the risks of various asset classes. The Trust notes that “risk-managed” and “low volatility” are not synonymous terms but rather that a low volatility strategy is one means of achieving a risk-managed portfolio. In other words, it is one of the strategies that may be used to manage risk and the strategy of one of the Fund’s current sub-advisers incorporates low volatility in its approach to managing its portion of the Fund’s portfolio as do certain of the investment companies in which the Fund may invest. The Trust represents, therefore, that the principal investment strategy of the Fund as described in the prospectus has not been affected by the change in sub-adviser.

In addition, the Trust represents that the description noted by the staff of the new sub-adviser’s sub-advisory strategy (i.e., global quality growth strategy) is accurate as is the noted language in the principal investment strategy, which encompasses a broader quality strategy than just that of the new sub-adviser.

3.	Comment: In addition to the previous comment, please (1) clarify who is responsible for the risk-managed portion of the strategy and (2) confirm that the Fund considered the need to update both the Items 4 and 9 strategy disclosures based on the manner in which the new sub-adviser intends to manage the allocation.

Response: As noted in response to Comment 2 above, the Trust represents that the Fund’s investment adviser is responsible for the risk-managed aspect of the Fund’s principal investment strategy. The Trust confirms that the Fund considered whether the principal investment strategy disclosure required revision in light of the change in sub-adviser and determined that it did not.

4.	Comment: Please note that there is a typo in the third sentence of the third paragraph under “Management of the Funds – Investment Adviser” in the Statement of Additional Information.

Response: The Trust represents that the typo has been corrected.

* * * * *

June 25, 2021

Please contact me at (202) 373-6091 with questions or comments.

Sincerely,

/s/ Magda El Guindi-Rosenbaum

Magda El Guindi-Rosenbaum

cc: Benjamin D. Schmidt, Aspiriant Trust

APPENDIX

Aspiriant Risk-Managed Equity Allocation Fund

Shareholder Fees (fees paid directly from your investment):
	Advisor Shares	Institutional Shares
Maximum Sales Charge (Load) Imposed on Purchases (as percentage of offering price)	NONE	NONE
Maximum Deferred Sales Charge (Load) (as a percentage of net asset value)	NONE	NONE
Maximum Sales Charge (Load) Imposed on Reinvested Dividends	NONE	NONE
Redemption Fee (as percentage of amount redeemed) (on shares held for 90 days or less)	NONE	2.00%

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment):
	Advisor Shares	Institutional Shares(1)
Management Fees	0.24%	0.24%
Distribution (12b-1) Fees	NONE	0.25%
Other Expenses	0.18%	0.18%
Acquired Fund Fees and Expenses(2)	0.51%	0.51%
Total Annual Operating Expenses	0.93%	1.18%
Fee Waiver (3)	(0.14%)	(0.14%)
Total Annual Operating Expenses After Fee Waiver	0.79%	1.04%

(1)	Estimated for current fiscal year.
(2)	Acquired Fund Fees and Expenses represent fees and expenses incurred indirectly by the Fund as a result of its investment in other investment companies. Total Annual Operating Expenses and Total Annual Operating Expenses After Fee Waiver in this table may not correlate to the gross and net ratios of expenses to average net assets provided in the Financial Highlights section of this prospectus, which reflects the operating expenses of the Fund and does not include Acquired Fund Fees and Expenses.
(3)	The Adviser has contractually agreed to waive its advisory fee from 0.24% to 0.16% and administrative services fee from 0.10% to 0.04% through June 30, 2022. Each arrangement may be terminated only by the Trust’s Board of Trustees.

Example

This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds. The Example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and the Fund’s operating expenses remain the same. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

	1 Year	3 Years	5 Years	10 Years
Advisor Shares	$81	$282	$501	$1,130
Institutional Shares	$106	$361	$636	$1,419

Aspiriant Risk-Managed Municipal Bond Fund

Shareholder Fees (fees paid directly from your investment):
Maximum Sales Charge (Load) Imposed on Purchases (as percentage of offering price)	NONE
Maximum Deferred Sales Charge (Load) (as percentage of net asset value)	NONE
Maximum Sales Charge (Load) Imposed on Reinvested Dividends	NONE
Redemption Fee (as percentage of amount redeemed)	NONE

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment):
Management Fees	0.27%
Distribution (12b-1) Fees	NONE
Other Expenses	0.18%
Acquired Fund Fees and Expenses (1)	0..12%
Total Annual Operating Expenses	0.57%
Fee Waiver (2)	(0.13%)
Total Annual Operating Expenses After Fee Waiver	0.44%

(1)	Acquired Fund Fees and Expenses represent fees and expenses incurred indirectly by the Fund as a result of its investment in other investment companies. Total Annual Operating Expenses and Total Annual Operating Expenses After Fee Waiver in this table may not correlate to the gross and net ratios of expenses to average net assets provided in the Financial Highlights section of this prospectus, which reflects the operating expenses of the Fund and does not include Acquired Fund Fees and Expenses.
(2)	The Adviser has contractually agreed to waive its advisory fee from 0.27% to 0.21% and administrative services fee from 0.10% to 0.03% through June 30, 2022. Each arrangement may be terminated only by the Trust’s Board of Trustees.

Example

This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds. The Example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and the Fund’s operating expenses remain the same. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

1 Year	3 Years	5 Years	10 Years
$45	$170	$305	$701

Aspiriant Defensive Allocation Fund

Shareholder Fees (fees paid directly from your investment):
Maximum Sales Charge (Load) Imposed on Purchases (as percentage of offering price)	NONE
Maximum Deferred Sales Charge (Load) (as percentage of net asset value)	NONE
Maximum Sales Charge (Load) Imposed on Reinvested Dividends	NONE
Redemption Fee (as percentage of amount redeemed)	NONE

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment):
Management Fees	0.10%
Distribution (12b-1) Fees	NONE
Other Expenses	0.17%
Acquired Fund Fees and Expenses (1)	1.50%
Total Annual Operating Expenses	1.77%
Fee Waiver (2)	(0.09%)
Total Annual Operating Expenses After Fee Waiver	1.68%

(1)	Acquired Fund Fees and Expenses represent fees and expenses incurred indirectly by the Fund as a result of its investment in other investment companies. Total Annual Operating Expenses and Total Annual Operating Expenses After Fee Waiver in this table may not correlate to the gross and net ratios of expenses to average net assets provided in the Financial Highlights section of this prospectus, which reflects the operating expenses of the Fund and does not include Acquired Fund Fees and Expenses.
(2)	The Adviser has contractually agreed to waive its administrative services fee from 0.10% to 0.01% through June 30, 2022. This arrangement may be terminated only by the Trust’s Board of Trustees.

Example

This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds. The Example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and the Fund’s operating expenses remain the same. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

1 Year	3 Years	5 Years	10 Years
$171	$548	$951	$2,076

Aspiriant Risk-Managed Taxable Bond Fund

Shareholder Fees (fees paid directly from your investment):
Maximum Sales Charge (Load) Imposed on Purchases (as percentage of offering price)	NONE
Maximum Deferred Sales Charge (Load) (as percentage of net asset value)	NONE
Maximum Sales Charge (Load) Imposed on Reinvested Dividends	NONE
Redemption Fee (as percentage of amount redeemed)	NONE

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment):
Management Fees	0.25%
Distribution (12b-1) Fees	NONE
Other Expenses	0.25%
Acquired Fund Fees and Expenses(1)	0.43%
Total Annual Operating Expenses	0.93%
Fee Waiver(2)	(0.24%)
Total Annual Operating Expenses After Fee Waiver	0.69%

(1)	Acquired Fund Fees and Expenses represent fees and expenses incurred indirectly by the Fund as a result of its investment in other investment companies. Total Annual Operating Expenses and Total Annual Operating Expenses After Fee Waiver in this table may not correlate to the gross and net ratios of expenses to average net assets provided in the Financial Highlights section of this prospectus, which reflects the operating expenses of the Fund and does not include Acquired Fund Fees and Expenses.
(2)	The Adviser has contractually agreed to waive its advisory fee from 0.25% to 0.08% and administrative services fee from 0.10% to 0.03% through June 30, 2022. Each arrangement may be terminated only by the Trust’s Board of Trustees.

Example

This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds. The Example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and the Fund’s operating expenses remain the same. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

1 Year	3 Years	5 Years	10 Years
$70	$272	$491	$1,121

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